November 13, 2023

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Oxus Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 24, 2023

File No. 333-273967

Dear Mr. Fullem:

On behalf of Oxus Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-273967) (the “Registration Statement”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 2, is referred to as the “Amended Registration Statement.”

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated November 9, 2023, relating to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed October 24, 2023

General

1.	We note your response to prior comment 13. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the New Investor Convertible Notes as the overlying securities appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

Response: In response to the Staff’s comment, the Company has revised Exhibit 107 Filing Fee Table of the Amended Registration Statement to cause the Amended Registration Statement to not cover the offer and sale of the securities underlying the New Investor Convertible Notes.

Transaction Timeline, page 80

2.	We note your response to prior comment 25 and reissue the comment in full.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 80, 81, 82, and 83 of the Amended Registration Statement.

Updated Projections for Borealis as of September 2023, page 103

3.	We note your response to prior comment 30 and reissue the comment in full. Please revise to disclose whether the projections are in line with historic operating trends and, if not, address why the change in trends is appropriate or assumptions are reasonable.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 103 of the Amended Registration Statement.

4.	We note your added disclosure that the first shipments to Europe will take place in October of 2023. Please update this disclosure in a future amendment.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 103 of the Amended Registration Statement.

Customers and Distributors

Material Agreements with Key Customers, page 175

5.	We note your added disclosure regarding material agreements with key customers. Please revise to disclose the material terms of each agreement, include each parties’ rights and obligations, the duration of the agreement, and the termination provision.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 175 and 176 of the Amended Registration Statement.

Going Concern, page F-23

6.	Please revise to disclose the available date of your financial statements where you indicated as “XXXX, 2023”. This comment also applies to page F-33.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages F-23 and F-33 of the Amended Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Oxus Acquisition Corp.

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